                        Exhibit 99.1

Gogoro Releases Third Quarter 2024 Financial Results

TAIPEI, TAIWAN, NOVEMBER 14, 2024 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its third quarter ended September 30, 2024.

Third Quarter 2024 Summary

▪Revenue of $86.9 million, down 5.3% year-over-year and down 3.4% on a constant currency basis.
▪Battery swapping service revenue of $34.9 million, up 3.8% year-over-year and up 6.0% on a constant currency basis.
▪Sales of hardware and others revenue of $52.0 million, down 10.6% year-over-year and down 8.8% on a constant currency basis.
▪Our newest vehicles continue to be in high demand with approximately 3,800 backlog orders in the third quarter; these backlog orders in the third quarter will not be recognized as revenue until vehicles are delivered, which is expected to occur in the fourth quarter of 2024.
▪Gross margin of 5.4%, down from 18.3% in the same quarter last year. Non-IFRS gross margin of 14.7%, down 4.5% year-over-year.
▪Net loss of $18.2 million as compared to a net loss of $3.1 million in the same quarter last year.
▪Adjusted EBITDA of $14.1 million, up from $13.1 million in the same quarter last year.
“Q3 presented us with an opportunity to reevaluate our business strengths and priorities and establish a plan that will take us into a new era for the company. Growing into a mature and execution-oriented business requires a shift in our mindset, a clear vision and a new level of discipline for how we operate as a business. We are focused on establishing a business that can become profitable over time,” said Henry Chiang, Interim CEO of Gogoro. “We have strengths to build on and problems that are solvable and in our control. Gogoro’s next phase of growth must leverage these existing strengths and focus on taking care of our riders, simplifying our business and delivering an unparalleled battery swapping experience. We are getting back to our core beliefs and vision for enabling the mass transition of gas-powered scooters to electric Smartscooters. This is what our battery swapping network was created to do.”

“Our financial performance is disappointing and did not meet our expectations for this quarter and the year-to-date, but our top line execution in the third quarter of 2024 outperformed the same quarter last year in terms of number of scooter orders, including our backlog orders. Additionally, we continue to accumulate new Gogoro Network subscribers, and that business continues to grow in line with subscriber growth. We ended the third quarter with more than 625,000 accumulated subscribers, up from 570,000 subscribers at the end of the same quarter last year, and had $34.9 million in battery swapping service

                        Exhibit 99.1
revenue,” said Bruce Aitken, CFO of Gogoro. “Our stock price and financial performance in the third quarter of 2024 were impacted by three significant challenges. We recently announced our receipt of a Nasdaq Listing Compliance Notice, our CEO's resignation, and we’ve had a government inquiry into our potential use of imported parts in two vehicle models. The leadership team has responded quickly and outlined a strategic path forward that we believe will solidify our leadership position in Taiwan and grow our business overseas.”

Third quarter 2024 Financial Overview

Operating Revenues
For the third quarter, the total revenue was $86.9 million, down 5.3% year-over-year and down 3.4% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $1.8 million. We had about 3,800 backlog orders for vehicles in the third quarter, although customers have the right to withdraw those backlog orders before deliveries. These backlog orders primarily came from customers' robust demands for our new models, coupled with our needs of balancing manufacturing capacities over multiple models and related supply-chain resources.

▪Battery swapping service revenue for the third quarter was $34.9 million, up 3.8% year-over-year, and up 6.0% year-over-year on a constant currency basis1. Total subscribers at the end of the third quarter exceeded 625,000, up 9.6% from 570,000 subscribers at the end of the same quarter last year.
The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers.
▪Sales of hardware and other revenues for the third quarter were $52.0 million, down 10.6% year-over-year, and down 8.8% year-over-year on a constant currency basis1. The year-over-year decrease in sales of hardware and other revenues was driven by a combination of factors: (i) a decrease of average selling price ("ASP") due to a higher proportion of sales volume generated from entry-level models, (ii) a significant increase in the level of undelivered backlog orders compared to the same quarter last year, and (iii) a decrease in sales revenues associated with selling accessories, parts, and performing maintenance.
The backlog orders for vehicles we received in the third quarter are not reflected in the vehicle registration data published by the Taiwan government for the third quarter, nor did Gogoro recognize any revenue for these vehicles, despite receiving full payment from customers or approved financing from third-party financing companies. Gogoro will account for the vehicle revenue upon deliveries to customers.
▪The government-reported registration volume of powered two-wheelers ("PTW") in the Taiwan market in the third quarter was down 11.4% year-over-year. While registrations of total electric PTW were reported to be up by 14.5% compared to the same quarter last year, those of Gogoro's
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
sales volume grew by 1.6%. Had we delivered the outstanding backlog orders, Gogoro's year-over-year sales volume growth rate would have been 26.5%.
Gross Margin
For the third quarter, gross margin was 5.4%, down from 18.3% in the same quarter last year while non-IFRS gross margin1 was 14.7%, down from 19.2% in the same quarter last year. The decline in gross margin was primarily driven by a combination of factors: (i) a $2.7 million derecognition expenses on components removed from the battery pack and $4.9 million costs associated with our battery upgrade initiatives, (ii) a decrease in ASP associated with an increase in sales of lower-priced models, (iii) higher excess capacity costs due to reduced sales volume, (iv) a one-time free upgrade cost in certain vehicle models associated with product warranty in the third quarter of 2024, and (v) a lower margin contribution from Gogoro OEM parts.

Gogoro has always viewed ourselves as an energy platform company. Every year we invest heavily in growing and updating our Gogoro Network by deploying new GoStations, battery packs, and software updates. Over the last three years, that investment has been approximately $107 million annually.

Additionally, for the last few quarters, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which are expected to take several quarters to complete, continuing into 2025. These upgrades provide multiple benefits — more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its first mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but do generate a short-term reduction in our gross margin as we continue carrying out these upgrades. We expect our cash position, gross profit and gross margin will continue to be impacted by the costs of these upgrades during 2024 and 2025. In order to improve our customers' experiences, and to extend battery life, we plan to continue to upgrade a substantial quantity of our battery packs which are already in circulation and to improve designs of our battery packs to make them more rugged, long-lasting, and enhance their safety.

Net Loss
For the third quarter, net loss was $18.2 million, representing an increase of $15.1 million from a net loss of $3.1 million in the same quarter last year. The increase in net loss was due to a $11.1 million decrease of the favorable change in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants compared to the same quarter last year and the decrease of $12.1 million in gross profit. The increase in net loss was partially offset by the decrease of $7.5 million in operating expenses, primarily consisting of (i) a $5.4 million decrease in share-based compensation, (ii) a $2.6 million decrease in general and administrative expenses as a result of our cost management efforts, (iii) a $1.8 million decrease in research and development expenses, and (iv) a $3.1 million increase in a customer care package.

Adjusted EBITDA
For the third quarter, adjusted EBITDA1 was $14.1 million, representing an increase of $1.0 million from $13.1 million in the same quarter last year. The increase was primarily due to a $5.4 million decrease in

                        Exhibit 99.1
operating expenses (excluding share-based compensation and customer care package) associated with various cost-saving initiatives, and a $1.4 million increase in other income, net. The increase was partially offset by a $4.8 million decrease in non-IFRS gross profit and a $0.9 million increase in share of loss of investments accounted for using equity method compared to the same quarter last year.

Liquidity
We continued to generate operating cash inflow in the third quarter through tightening our business operations and reducing working capital. In the third quarter, we generated an operating cash inflow of $8.5 million, repaid $9.4 million in bank loans, and invested $18.8 million in long-lived assets. We remain committed to investing in growth of our battery-swapping infrastructure. With a $119.2 million cash, a $55.1 million cash set aside as temporary surety deposit, and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

Customer Experience Enhancement Programs
We will roll out a variety of customer experience enhancement programs over the next 12 months, including battery upgrades, specific vehicle extended warranty programs, software upgrades, and others.

Cost Reduction/Efficiency Plans
We are developing a series of specific plans to rebuild and realign Gogoro’s focus on products and solutions and improve the overall efficiency of our organization. These plans, which will be discussed in more detail in the fourth quarter when we have completed our strategies and assessments, will include cost savings in 2025 from improving inventory management and the use of standard components; lowering logistics and warehousing costs; reducing warranty costs as vehicle production stabilizes; reducing corporate and manufacturing overheads; streamlining manufacturing capacity; and other similar initiatives. These initiatives aim to optimize resources, manage risks, and improve profitability across operations. We expect these initiatives to begin in the fourth quarter of 2024 and extend into 2025.

Improved Internal Controls
We continue to strengthen our internal control policies and practices over our development and supply chain to enhance compliance with the requirements of local subsidies in all countries that we operate in.
Updated 2024 Guidance

We are adjusting our revenue expectations for the year to a level lower than previously expected. The overall performance of the two-wheeler market in Taiwan is softer than anticipated. With the combination of ASP pressure from entry-level models and delays in realizing anticipated international sales in the second half of 2024, we adjusted our guidance for full year revenue and are expecting to generate between $305 million to $315 million in 2024. We expect our gross margin will be materially negatively impacted in the short-term as a result of our ongoing and accelerated battery upgrade initiatives.

Conference Call Information

Gogoro's management team will hold an earnings Webcast on November 14th, 2024, at 7:00 a.m. Eastern Time to discuss the Company's third quarter 2024 results of operations and outlook.

                        Exhibit 99.1

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "Updated 2024 Guidance," such as estimates regarding revenue and gross margin; statements by Gogoro's interim chief executive officer and chief financial officer, such as Gogoro's future business plan and growth strategies; Gogoro's battery pack upgrade plan (and its expected costs and benefits), customer experience enhancement programs, cost reduction/efficiency plans (and the potential impact on Gogoro's financials) and plan to improve internal control.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks

                        Exhibit 99.1
related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2024 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2024. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2024, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

Backlog Orders

Backlog orders are not recognized as revenue in our Condensed Consolidated Statements of Comprehensive Loss until we deliver a vehicle to the buyer. The backlog orders are recorded as contract liabilities and the portion associated with financing receivable would be net against account receivables in our Condensed Consolidated Balance Sheet.

Use of Non-IFRS Financial Measures

                        Exhibit 99.1
This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, battery upgrade initiatives and battery swapping service rebate.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other costs incurred during the battery upgrades. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide

                        Exhibit 99.1
investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies' financial results.

Customer Care Package. Gogoro voluntarily initiated a one-time customer benefit package to enrich certain customers’ user experiences. We classified the relevant costs to other operating expenses as it does not relate to existing contracts with the customers, and these beneficial customers do not need to exchange consideration for this package. The package was intended to enhance satisfaction of existing customers rather than boosting future sales.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, battery upgrade initiative, battery swapping service rebate and customer care package. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon	ir@gogoro.com
+1 (206) 778-7245
jason.gordon@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)2,3
(in thousands of U.S. dollars)

	September 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$119,154	$173,885
Trade receivables	17,690	17,135
Inventories[2]	57,709	53,109
Other assets, current[3]	79,793	22,009
Total current assets	274,346	266,138

Property, plant and equipment[2]	489,783	501,876
Investments accounted for using equity method	17,243	17,741
Right-of-use assets	29,859	30,412
Other assets, non-current	8,377	18,063
Total assets	$819,608	$834,230

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$76,671	$75,590
Financial liabilities at fair value through profit or loss	3,217	30,832
Notes and trade payables	37,408	38,117
Contract liabilities, current	17,207	11,606
Lease liabilities, current	9,970	11,296
Financial liabilities at amortized cost, current[5]	24,381	—
Provisions, current	3,683	4,174
Other liabilities, current	40,314	42,439
Total current liabilities	212,851	214,054

Borrowings, non-current	315,740	334,581
Lease liabilities, non-current	19,336	18,842
Provisions, non-current	3,504	2,332
Other liabilities, non-current	14,614	15,734
Total liabilities	566,045	585,543

Total equity	253,563	248,687
Total liabilities and equity	$819,608	$834,230

	September 30,	December 31,
	2024	2023
Inventories:
Raw materials	$36,343	$33,136
Semi-finished goods	3,828	3,559
Merchandise	17,538	16,414
Total inventories	$57,709	$53,109
2 On September 30, 2024 and December 31, 2023, the company classified $25.7 million and $37.4 million, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the company's deployment plan for the next 12 months.
3 In the third quarter of 2024 we set aside a $55.1 million surety deposit with the lead bank in our syndication loan; we expect the deposit will be released before December 31, 2024.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)4
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Operating revenues	$86,856	$91,750	$237,511	$258,316
Cost of revenues	82,177	74,967	224,187	217,972
Gross profit	4,679	16,783	13,324	40,344
Operating expenses:
Sales and marketing	10,002	12,732	32,270	36,109
General and administrative	8,674	13,016	26,616	35,413
Research and development	7,271	10,959	25,096	31,243
Other operating expenses[4]	3,250	—	3,758	—
Total operating expenses	29,197	36,707	87,740	102,765
Loss from operations	(24,518)	(19,924)	(74,416)	(62,421)
Non-operating income (expenses):
Interest expense, net	(2,512)	(2,533)	(7,756)	(6,594)
Other income, net	1,857	447	5,586	3,847
Change in fair value of financial liabilities	8,065	19,142	27,615	16,232
Share of loss of investments accounted for using equity method	(1,136)	(220)	(2,455)	(396)
Total non-operating income	6,274	16,836	22,990	13,089
Net loss	(18,244)	(3,088)	(51,426)	(49,332)
Other comprehensive income (loss):
Exchange differences on translation	4,159	(7,858)	(6,867)	(11,291)
Total comprehensive loss	$(14,085)	$(10,946)	$(58,293)	$(60,623)

Basic and diluted net loss per share	$(0.06)	$(0.01)	$(0.20)	$(0.21)
Shares used in computing basic and diluted net loss per share	287,232	232,935	257,386	232,650

	Three Months Ended September 30,		Nine Months Ended September 30,
Operating revenues:	2024	2023	2024	2023
Sales of hardware and others	$51,970	$58,147	$135,510	$159,111
Battery swapping service	34,886	33,603	102,001	99,205
Operating revenues	$86,856	$91,750	$237,511	$258,316

	Three Months Ended September 30,		Nine Months Ended September 30,
Share-based compensation:	2024	2023	2024	2023
Cost of revenues	$486	$801	$1,088	$2,066
Sales and marketing	(430)	1,260	524	3,106
General and administrative	2,536	4,339	6,345	10,513
Research and development	765	2,627	2,819	6,640
Total	$3,357	$9,027	$10,776	$22,325

4 Gogoro voluntarily initiated a one-time customer benefit package to enrich certain customers’ user experiences in the third quarter of 2024; we identified and charged $3.1 million of relevant costs to other operating expenses as it does not relate to existing contracts with the customers, and these beneficial customers do not need to exchange consideration for this package. The package was intended to enhance satisfaction of existing customers rather than boosting future sales.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2024	2023
Operating activities
Net loss	$(51,426)	$(49,332)
Adjustments for:
Depreciation and amortization	73,864	73,293
Expected credit loss	554	345
Share of loss of investments accounted for using equity method	2,455	396
Change in fair value of financial liabilities	(27,615)	(16,232)
Interest expense, net	7,756	6,594
Share-based compensation	10,776	22,325
Loss on disposal of property and equipment, net	649	3,532
Write-down of inventories	2,423	2,361
Recognition of provisions	3,164	—
Changes in operating assets and liabilities:
Trade receivables	(1,109)	(4,249)
Inventories	(7,023)	(1,684)
Other current assets	6,691	10,343
Notes and trade payables	(709)	1,113
Contract liabilities	6,998	3,864
Other liabilities	(3,270)	(11,926)
Provisions	(3,036)	(2,788)
Cash generated from operations	21,142	37,955
Interest expense and tax paid, net	(7,880)	(6,465)
Net cash generated from operating activities	13,262	31,490
Investing activities
Payments for property, plant and equipment, net	(63,926)	(78,650)
Increase in refundable deposits	(485)	—
Payments for acquisitions of investments accounted for using equity method	—	(18,900)
Payments of intangible assets, net	(62)	(190)
Increase in other financial assets	(56,051)	(415)
Net cash used in investing activities	(120,524)	(98,155)
Financing activities
Proceeds from borrowings	33,826	107,949
Repayments of borrowings	(39,159)	(107,733)
Proceed from issuance of shares[5]	75,000	—
Guarantee deposits refund	(172)	(104)
Repayment of the principal portion of lease liabilities	(9,568)	(9,322)
Net cash generated from (used in) financing activities	59,927	(9,210)
Effect of exchange rate changes on cash and cash equivalents	(7,396)	(8,679)
Net decrease in cash and cash equivalents	(54,731)	(84,554)
Cash and cash equivalents at the beginning of the period	173,885	236,100
Cash and cash equivalents at the end of the period	$119,154	$151,546

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2023	$24	$669,912	$(425,978)	$4,729	$248,687
Net loss for the nine months ended September 30, 2024	—		(51,426)	—	(51,426)
Other comprehensive loss for the nine months ended September 30, 2024	—			(6,867)	(6,867)
Changes in percentage of ownership interest in investments accounted for using equity method	—	2,025	—	—	2,025
Issuance of ordinary shares[5]	5	50,363	—	—	50,368
Shared-based compensation	—	10,776	—	—	10,776
Balance as of September 30, 2024	$29	$733,076	$(477,404)	$(2,138)	$253,563
5
5 Gogoro consummated two share subscription agreements with Gold Sino Assets Limited ("Gold Sino") and Castrol Holdings International Limited ("Castrol") on June 3 and June 25, 2024, respectively.
(i)Pursuant to the agreement with Gold Sino, Gogoro issued 32,516,095 ordinary shares, at a price of $1.5377 per share, for an aggregated purchase price at $50,000,000, with warrants granted to Gold Sino to purchase, a portion or all, 10,838,698 ordinary shares of Gogoro in the successive five years immediately after the issuance. We classify such warrants as an equity instrument on our consolidated financial statements, as those warrants (i) do not contain a contractual obligation of Gogoro to deliver cash or another financial assets to another entity and (ii) are consistent with a fixed-for-fixed option pricing model. The warrants were not marked-to-market as the value of the warrants were initially valuated and recorded at $10.0 million in stockholders' equity and remained classified within stockholders' equity through their expiration.
(ii)Pursuant to the agreement with Castrol, Gogoro issued 16,887,328 ordinary shares, at a price of $1.4804 per share, for an aggregated price at $25,000,000, with a put option, exercisable during the next 12 months after June 30, 2025, to require Gogoro to repurchase such ordinary shares, for a portion or all, at a price per share equal to that was purchased. We recorded such financial instrument as a financial liability at the present value of the repurchase amount at $24.2 million on the issuance date, which is reclassified from equity and will be subsequently measured at amortized cost by using the effective interest method.

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended September 30,
	2024			2023	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$51,970	$1,059	$53,029	$58,147	(10.6)%	(8.8)%
Battery swapping service	34,886	733	35,619	33,603	3.8%	6.0%
Total	$86,856	$1,792	$88,648	$91,750	(5.3)%	(3.4)%

	Nine Months Ended September 30,
	2024			2023	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$135,510	$4,710	$140,220	$159,111	(14.8)%	(11.9)%
Battery swapping service	102,001	3,729	105,730	99,205	2.8%	6.6%
Total	$237,511	$8,439	$245,950	$258,316	(8.1)%	(4.8)%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
Gross profit and gross margin	$4,679	5.4%	$16,783	18.3%	$13,324	5.6%	$40,344	15.6%
Share-based compensation	486		801		1,088		2,066
Battery upgrade initiatives	7,645		—		18,152		—
Battery swapping service rebate	—		—		1,661		—
Non-IFRS gross profit and gross margin	$12,810	14.7%	$17,584	19.2%	$34,225	14.4%	$42,410	16.4%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
Net loss	$(18,244)		$(3,088)		$(51,426)		$(49,332)
Share-based compensation	3,357		9,027		10,776		22,325
Change in fair value of financial liabilities	(8,065)		(19,142)		(27,615)		(16,232)
Battery upgrade initiatives	7,645		—		18,152		—
Battery swapping service rebate	—		—		1,661		—
Customer care package[4]	3,097		—		3,097		—
Non-IFRS net loss	$(12,210)		$(13,203)		$(45,355)		$(43,239)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
Net loss	$(18,244)		$(3,088)		$(51,426)		$(49,332)
Interest expense, net	2,512		2,533		7,756		6,594
Depreciation and amortization	23,814		23,814		73,864		73,293
EBITDA	8,082		23,259		30,194		30,555
Share-based compensation	3,357		9,027		10,776		22,325
Change in fair value of financial liabilities	(8,065)		(19,142)		(27,615)		(16,232)
Battery upgrade initiatives	7,645		—		18,152		—
Battery swapping service rebate	—		—		1,661		—
Customer care package[4]	3,097		—		3,097		—
Adjusted EBITDA	$14,116		$13,144		$36,265		$36,648